Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except ratio amounts)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$3,150	$1,213	$591	$510	$730
Add:
Fixed charges	1,785	1,486	766	704	656
Amortization of capitalized interest	6	5	5	4	4
Distributed income of equity investees	398	311	200	132	128
Less:
Interest capitalized from continuing operations	(52)	(27)	(15)	(13)	(33)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	392	17	(22)	(107)	(83)
Income as adjusted	$5,679	$3,005	$1,525	$1,230	$1,402

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$1,742	$1,454	$718	$681	$632
Add:
Portion of rents representative of the interest factor	43	32	48	23	24
Fixed charges	$1,785	$1,486	$766	$704	$656

Ratio of earnings to fixed charges	3.18	2.02	1.99	1.75	2.14